CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       1401 Eye Street, N.W.
                                                            Washington, DC 20005
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720









                                  July 15, 2005

VIA EDGAR
---------

Ms. Carrie Darling
Barry Stem, Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


                  Re:  streetTRACKS(R) Gold Trust Post-Effective Amendment No. 2
                       - File No. 333-105202
                       ---------------------

Dear Ms. Darling and Mr. Stem:

         On behalf of our client, streetTRACKS(R) Gold Trust ("the Trust"), we are submitting this letter in response to the oral comments of the Staff of the Securities and Exchange Commission ("SEC") in a conversation held on June 24, 2005 with respect to Post-Effective Amendment No. 2 to its Registration Statement on Form S-1, as filed with the SEC on June 6, 2005.

         With regard to the first comment, the Trust will publish its name on each of the financial pages in the Registration Statement.

         In response to the inquiry related to the Trust's accounting for its sales of gold, please be advised that the cost of the Trust's gold is calculated using the weighted average method and not the LIFO method. Please see page F-12 of the Post-Effective Amendment. All receipts of gold bullion, in respect of share creations, are added to the cost of gold held (the cost basis used to calculate receipts is generally that day's London PM fix). The total cost is then divided by the number of ounces of gold held to determine the weighted average cost per ounce. All redemptions of gold from the Trust, with respect to share redemptions and gold sold to pay expenses, are valued using the weighted average cost per ounce.

         In the Statements of Operations the line "Proceeds from sales of gold" represents the dollar value of gold sold to pay for expenses and the line "Cost of gold sold to pay for expenses" equals the number of ounces of gold sold to pay for expenses valued using the weighted average cost per ounce. "Cost of gold sold to pay for expenses" is deducted from "Proceeds from sales

Ms. Carrie Darling                                                           -2-
Barry W. Stem



of gold" to arrive at the "Realized (Loss) on gold sold to pay expenses." The loss arose because the weighted average cost of gold acquired exceeded the price at which the gold was sold.

         The presentation of the Statements of Operations was provided, at the Staff's request, on a proforma basis and discussed with the Staff prior to the Trust's formation and the effectiveness of the Registration Statement. The determination to value the gold at the lower of cost or market was also discussed with and agreed to by the Staff at such time.

         Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband

SJG:tco
cc:      James Lowe